Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Michigan Quality Income Municipal Fund, Inc.
33-42082
811-6383


An annual meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new Investment
Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new
investment management
agreement
 <c>Common and
Preferred shares
voting together as a
class
   For
             6,142,391
   Against
                333,960
   Abstain
                234,534
   Broker Non-Votes
             1,752,757
      Total
             8,463,642



Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950137-07- 012859.